CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(Signed) "Anthony Makuch"	(Signed) "Philip C. Yee"
Anthony Makuch	Philip C. Yee
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 20, 2018
Toronto, Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Kirkland Lake Gold Ltd.
We have audited the accompanying consolidated financial statements of Kirkland Lake Gold Ltd., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kirkland Lake Gold Ltd. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original Signed by:

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
February 20, 2018
Toronto, Canada

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

As at	Note	December 31, 2017	December 31, 2016
Assets
Current assets
Cash		$231,596	$234,898
Accounts receivable	14	15,668	7,481
Inventories	15	41,432	40,926
Prepaid expenses		10,922	6,581
		299,618	289,886
Non-current assets
Other long-term assets	16	114,680	6,187
Restricted cash	17	22,193	20,042
Mining interests and plant and equipment	18	1,049,309	976,044
Deferred tax assets	13	—	6,535
		$1,485,800	$1,298,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	$84,746	$72,076
Share based liabilities	21	1,898	—
Convertible debentures	22	—	84,961
Finance leases	20	16,358	12,877
Income tax payable	13	8,337	3,747
Deferred premium on flow through shares	24(a)	—	2,943
Provisions	23	19,133	20,975
		$130,472	$197,579
Non-current liabilities
Share based liabilities	21	218	436
Finance leases	20	22,217	15,157
Provisions	23	41,652	40,994
Deferred tax liabilities	13	133,645	138,614
		$328,204	$392,780
Shareholders' equity
Share capital	24(a)	951,184	900,389
Equity portion of convertible debentures	22	—	15,674
Reserves	24(b)	33,122	49,997
Accumulated other comprehensive income		36,078	(71,585)
Retained earnings		137,212	11,439
		1,157,596	905,914
		$1,485,800	$1,298,694
Commitments and Contractual Obligations (Note 30)

APPROVED ON BEHALF OF THE BOARD:
Signed "Jeff Parr", DIRECTOR                Signed "Anthony Makuch", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2017 and December 31, 2016
(In thousands of United States Dollars, except per share amounts)

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016 (Restated - note 6)
Revenue		$747,495	$403,340
Production costs	8	(288,315)	(192,842)
Royalty expense		(21,396)	(15,552)
Depletion and depreciation	18	(148,655)	(58,970)
Earnings from mine operations		289,129	135,976
Expenses
General and administrative	9	(25,646)	(11,991)
Transaction costs		(397)	(17,746)
Exploration and evaluation		(48,411)	(15,817)
Care and maintenance	10	(11,877)	(80)
Earnings from operations		202,798	90,342
Other income, net	11	3,376	210
Finance Items
Finance income	12	2,111	843
Finance costs	12	(12,206)	(11,628)
Earnings before income taxes		196,079	79,767
Current income tax expense	13	(44,223)	(2,800)
Deferred tax recovery (expense)	13	5,474	(30,233)
Earnings from continuing operations		157,330	46,734
Loss from discontinued operations	6	(24,904)	(4,627)
Net earnings		$132,426	$42,107
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings
Unrealized and realized gains on available for sale investments, net of $3,758 tax	16	26,764	340
Exchange differences on translation of foreign operations		80,898	988
Total other comprehensive income		107,662	1,328
Comprehensive income		$240,088	$43,435

Basic earnings per share from continuing operations	24(b(iii))	$0.76	$0.39
Diluted earnings per share from continuing operations	24(b(iii))	$0.75	$0.38
Basic loss per share from discontinued operations	24(b(iii))	($0.12)	($0.04)
Diluted loss per share from discontinued operations	24(b(iii))	($0.12)	($0.04)
Basic earnings per share	24(b(iii))	$0.64	$0.35
Diluted earnings per share	24(b(iii))	$0.63	$0.34

Weighted average number of common shares outstanding (in 000's)
Basic	24(b(iii))	207,436	121,172
Diluted	24(b(iii))	208,628	123,889
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and December 31, 2016
(In thousands of United States Dollars)

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016 (Restated - note 6)
Operating activities
Earnings from continuing operations		$157,330	$46,734
Depletion and depreciation		148,655	58,970
Share based payment expense		4,344	1,710
Other income, net		(3,376)	(210)
Finance items, net		10,095	10,785
Income tax expense		38,749	33,033
Income tax paid		(40,132)	(835)
Cash reclamation expenditures		(10,212)	(403)
Change in non-cash working capital	25	4,359	37,197
Net cash provided by operating activities of continuing operations		309,812	186,981
Net cash (used in) provided by operating activities of discontinued operations		(12,990)	(6,456)
Investing activities
Additions to mining interests	18	(85,643)	(57,778)
Buy back of royalty	18	—	(30,669)
Additions to plant and equipment	18	(46,197)	(15,273)
Available for sale investments and warrant investments	16	(80,844)	—
Sale of available for sale investment		4,608	—
Sale of Stawell Mine	6	6,250	—
Proceeds on dispositions of assets	6	1,621	749
Cash and cash equivalents received on business combinations	7	—	76,067
Transfer (to)/from restricted cash, net		(680)	7,430
Net cash used in investing activities of continuing operations		(200,885)	(19,474)
Net cash used in investing activities of discontinued operations		(612)	(240)
Financing activities
Net proceeds from exercise of stock options	24(b(i))	17,002	5,786
Net proceeds from flow through financings	24(a)	—	16,648
Interest paid, net of interest received of $1,597		(4,648)	(6,329)
Payment of finance lease obligations		(16,179)	(7,897)
Payment of dividends	24(a)	(3,281)	—
Buy back of shares	24(a)	(60,143)	—
Redemption of convertible debentures	22	(44,034)	(466)
Net cash (used in) provided by financing activities of continuing operations		(111,283)	7,742
Net cash used in financing activities of discontinued operations		(121)	(11)
Impact of foreign exchange on cash balances of continuing operations		12,548	(1,295)
Impact of foreign exchange on cash balances of discontinued operations		229	(67)
Change in cash of continuing operations during the period		10,192	173,954
Change in cash of discontinued operations during the period		(13,494)	(6,774)
Change in cash		(3,302)	167,180
Cash, beginning of period		234,898	67,718
Cash, end of year		$231,596	$234,898
Supplemental cash flow information – Note 25
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017 and December 31, 2016
(In thousands of United States Dollars, except share information)

		Share Capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive income (loss)		(Accumulated Deficit)/ Retained earnings	Shareholders' Equity
	Note	Shares (000s)	Amount		Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2015		170,433	$288,556	$15,674	$25,215	($72,912)	—	($30,668)	$225,865
Acquisition of St Andrew Goldfields	7(b)	70,249	112,706	—	2,069	—	—	—	114,775
Flow through share issuance, net of issue costs	24(a)	2,897	12,794	—	—	—	—	—	12,794
Exercise of share options, including transfer from reserves		4,542	8,455	—	(2,669)	—	—	—	5,786
Share based payments expense	24(b(ii))	—	—	—	1,319	—	—	—	1,319
Acquisition of Newmarket Gold, net of share issue costs of $162	7(a)	178,492	477,878	—	24,062	—	—	—	501,940
Consolidation of shares	7(a)	(223,581)	—	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	988	—	—	988
Unrealized gain on available for sale investments, net of tax		—	—	—	—	—	340	—	340
Net earnings		—	—	—	—	—	—	42,107	42,107
Balance at December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	$340	$11,439	$905,914
Exercise of share options and warrants, including transfer from reserves	24(a)	7,351	42,562	—	(25,560)	—	—	—	17,002
Share issuance	24(a)	1,500	10,686	—	—	—	—	—	10,686
Redemption of convertible debentures	22	4,505	57,690	(15,674)	6,564	—	—	—	48,580
Share based payments expense	24(b(ii))	—	—	—	2,122	—	—	—	2,122
Foreign currency translation		—	—	—	—	86,866	—	—	86,866
Reclassification of foreign currency translation reserve to net earnings	16(a)	—	—	—	—	(5,968)	—	—	(5,968)
Unrealized gain on available for sale investments, net of tax	16(a)	—	—	—	—	—	27,557	—	27,557
Realized gain on sale of JDS Silver, net of tax	16(a)	—	—	—	—	—	(793)	—	(793)
Dividends declared	24(a)	—	—	—	—	—	—	(6,653)	(6,653)
Share repurchases	24(a)	(5,443)	(60,143)	—	—	—	—	—	(60,143)
Earnings from continuing operations		—	—	—	—	—	—	132,426	132,426
Balance at December 31, 2017		210,945	$951,184	—	$33,122	$8,974	$27,104	$137,212	$1,157,596

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange under the symbol "KL" and on the Australian Securities Exchange under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake”), at the time a publicly listed company which owned and operated two mining complexes in Kirkland Lake as well as several exploration properties in the province of Ontario, completed an arrangement (the “Arrangement” – note 7) with Newmarket Gold Inc. (“Newmarket”), a publicly listed company which owned and operated several mines as well as various exploration properties in Australia. Under the Arrangement all existing Old Kirkland Lake common shares were exchanged into Newmarket common shares at a ratio of 1:2.1053. Old Kirkland Lake became a wholly-owned subsidiary of Newmarket, which was then renamed “Kirkland Lake Gold Ltd.” At the same time the Company completed a consolidation of the combined common shares on the basis of 0.475 post-consolidation shares for each one pre-consolidation share.

On January 26, 2016, Old Kirkland Lake acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (”St Andrew” - note 7). St Andrew was a TSX listed Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario and held the Holt, Holloway and Taylor mines, together referred to as the Holt Complex.
2. BASIS OF PREPARATION
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in these consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted. These consolidated financial statements were approved by the Company’s Board of Directors on February 20, 2018.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

The November 30, 2016 Arrangement with Newmarket is considered a business combination under IFRS with Old Kirkland Lake being the acquirer for accounting purposes (note 7(a)). As such the comparative information in these financial statements is the Old Kirkland Lake comparative information, with the results of operations and reported cash flows of Newmarket consolidated from November 30, 2016.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)	Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

The subsidiaries of the Company as at December 31, 2017 and their principal activities are described below:

	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Name
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Newmarket Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Down Under Finance Corporation Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Newmarket Gold NT Holdings Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Operating
0982583 B.C. Ltd.	Canada	100%	Inactive
0982576 B.C. Ltd.	Canada	100%	Inactive
Newmarket America Holdings Inc.	U.S.A.	100%	Inactive
Kirkland Lake Gold (Barbados) Corporation	Barbados	100%	Holding Company

b)	Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition related costs are expensed as incurred.

d)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company, the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer.

e)	Financial Instruments

Financial assets and liabilities are recognized when the Company become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred.

Available for sale financial assets

Available for sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings (loss). The Company has classified its investments in certain public and private companies as available for sale financial assets.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including accounts payable and accrued liabilities, convertible debentures and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings (loss).

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:
Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted. In the case of investments classified as available for sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available for sale asset is impaired, the change in fair value is transferred to net earnings (loss) in the period, including cumulative gains or losses previously recognized in other comprehensive income or loss. Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in net earnings (loss) but included in other comprehensive income.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in net earnings (loss).

f)	Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g)	Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit and bullion inventories) as well as materials and supplies inventory.

For work-in-process inventory the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

Supplies are valued at the lower of weighted average cost and net realizable value.

h)	Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration and evaluation expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

–	a significant portion of plant/mill capacity has been achieved;

–	a significant portion of available funding is directed towards operating activities;

–	a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(i).

Depreciation is recorded on a straight-line or unit of production basis, over the shorter of the useful life of the asset or the remaining life of the mine; the life of mine is based on estimated recoverable ounces contained in proven and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates
Mill and related infrastructure	Life of mine
Vehicles and mobile equipment	3-5 years
Office equipment	5 years
Computer equipment	3 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation or amortization, if no impairment loss had been recognized.

k)	Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense in net earnings (loss), unless they are attributable to qualifying assets, in which case they are capitalized.
Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are realized.

l)	Share based payments

The Company has the ability under certain share based compensation plans (note 21 and 24(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings (loss) or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings (loss) or capitalized in mining properties (for options granted to individuals involved on specific projects).

ii) Long-term Incentive Plan
The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs with a corresponding amount recorded in equity until the respective shares are issued in settlement of the PSUs and RSUs.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

iii) Deferred Share Units

Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash. The fair value of the DSUs awarded, representing the fair market value of the Company’s shares is recognized as share based compensation expense at grant date with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense or recovery in the period.

iv) Phantom Share Units

Phantom share units, which were assumed by the Company as a result of the Arrangement with Newmarket, are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s shares and are revalued at each reporting date based on the difference between the quoted market price of the Company’s shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in net earnings (loss) with a corresponding entry in share based liabilities.

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

m)	Pension plans

The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees’ salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.

n)	Deferred income tax

Taxes, comprising both income taxes and mining taxes, are recognised in net earnings (loss), except when they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss), or directly in equity, respectively.

Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

p)	Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in profit or loss. The spending also gives rise to a deferred tax temporary difference between the carrying value and tax value of the qualifying expenditure.

q)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the net earnings (loss).

r)	Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share, except when assessing the dilution impact of the convertible debt, where the if-converted method is used. The treasury method assumes that outstanding stock options, PSUs and RSUs with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible debt has been converted in determining fully diluted earnings or loss per share if they are in the money, except where such conversion would be anti-dilutive.

s)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or abandoned, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Assets, liabilities, comprehensive income, and cash flows relating to a discontinued operation are segregated and reported separately from the continuing operations in the year of reclassification, with restatement of comparative information prior to the reporting year in which the reclassification occurs.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.
The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies
Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.
Accounting Estimates and Assumptions
Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

5. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have a material impact on the consolidated financial statements.

IAS 7, Statement of Cash Flows

This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The Company has presented the required disclosures for the current period in note 22.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Accounting Standards Issued But Not yet Adopted

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 and will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification of its available for sale investments. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

i) The Company holds several equity investments as available for sale with a fair value of $100,109 as at December 31, 2017. Under the new standard, the Company will make the irrevocable election under IFRS 9 to measure its available for sale investments at Fair Value Through Other Comprehensive Income ("FVTOCI"). As a result, all fair value gains and losses will be reported in Other Comprehensive Income ("OCI"), no future impairment losses will be recognized in net earnings, similarly no gains or losses will be reclassified to net earnings on disposal.

As at December 31, 2017, the balance of unrealized gains which will continue to remain within accumulated other comprehensive income is $26,764. The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

ii) The other changes under IFRS 9, including the new ECL impairment model, are not expected to have a material impact on the Company’s financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018. Based on the Company's preliminary assessment, it concluded that the new revenue standard will not have an impact on the timing of revenue recognition at its Canadian or Australian operations.

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined. The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. The Company will adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. Based on the Company's assessment, this interpretation will not have a material impact on the dates used for translation for advance payments or receipts in foreign currencies.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

6. DISPOSITION OF STAWELL MINE

In December 2017, the Company completed the sale of Stawell Gold Mines Pty Ltd which owned the Stawell Gold Mine ("Stawell Mine") located in the State of Victoria, Australia. The Stawell Mine was previously one of the Company's operating segments. The Company received $6,250 in cash consideration and retained a 2.5% net smelter return ("NSR") on the Stawell Mine. There is a performance bond held with an Australian bank of $4,581 that guarantees the rehabilitation obligation. If the bond is subsequently drawn, the purchaser will be obligated to reimburse the Company as a requirement under the sale agreement. The performance bond will remain in place for the earlier of three years or the start of production at the Stawell Mine. Losses and cash flows of the Stawell mine have been presented as a discontinued operations, with information for the comparative year ended December 31, 2016 restated to present the 2016 results of operations and cash flows as discontinued operations. The loss from discontinued operations for the years ended December 31, 2017 and 2016 is presented in the table below:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	$—	$3,323
Production costs	—	(5,527)
Royalty expense	—	(34)
Depletion and depreciation	—	(96)
Loss from mine operations	—	(2,334)
Expenses
Exploration	(1,477)	(22)
Care and maintenance	(8,884)	(3,976)
Loss from operations	(10,361)	(6,332)
Other income, net	363	(172)
Loss on disposition of Stawell Mine	(11,600)	—
Foreign translation reserve	(5,968)	—
Loss from discontinued operations before taxes	(27,566)	(6,504)
Income tax recovery	2,662	1,877
Loss from discontinued operations	($24,904)	($4,627)
Loss per share from discontinued operations - basic	($0.12)	($0.04)
Loss per share from discontinued operations - diluted	($0.12)	($0.04)

7. BUSINESS COMBINATIONS

a)	Acquisition of Newmarket Gold Inc.

The Arrangement resulting in the acquisition of Newmarket was completed on November 30, 2016.

The following table summarizes the fair value of the consideration paid and the final estimates of the fair values of identified assets acquired and liabilities assumed from Newmarket. The Company used a discounted cash flow model to estimate the expected future cash flows of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine as at the acquisition date. During the year ended December 31, 2017, the purchase price allocation was finalized after the completion of the tax related effects of the Newmarket acquisition. The adjustments and reconciliation from the preliminary purchase price allocation are disclosed below.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Purchase Price	Preliminary	Adjustments	Final
Common shares issued	$478,040	$—	$478,040
Options and performance share units assumed	24,062	—	24,062
	$502,102	$—	$502,102

Net Assets Acquired
Assets
Cash and cash equivalents	$68,286	$—	$68,286
Current assets, excluding cash and cash equivalents	41,542	—	41,542
Mining interests and plant and equipment	549,575	1,087	550,662
Restricted cash	19,369	—	19,369
Available for sale investments	5,425	—	5,425

Liabilities
Accounts payable and accrued liabilities	$29,379	($538)	$28,841
Environmental rehabilitation and other provisions	42,560	—	42,560
Finance lease obligations	5,074	—	5,074
Deferred income tax liabilities	105,082	1,625	106,707
	$502,102	$—	$502,102

These consolidated financial statements include revenue of $33,931 and earnings from mine operations of $3,186 related to Newmarket mine operations, from the close of the Arrangement to December 31, 2016.

b)	Acquisition of St Andrew Goldfields

On January 26, 2016, Old Kirkland Lake completed the acquisition of St Andrew and acquired all of the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement.

The following table summarizes the fair value of the consideration transferred to St Andrew shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed. The Company used a discounted cash flow model to estimate the expected future cash flows of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine as at the acquisition date. The purchase price allocation was completed during the year ended December 31, 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Purchase Price
Common shares issued	$112,706
Stock options assumed on acquisition	2,069
$114,775

Net Assets Acquired
Assets
Cash and cash equivalents	$7,781
Current assets, excluding cash and cash equivalents	18,571
Mining interests	44,007
Plant and equipment	50,245
Restricted cash	8,103
Other long term assets	154
Deferred tax assets	15,210

Liabilities
Accounts payable and accrued liabilities	$12,021
Environmental rehabilitation provision	6,742
Finance lease and other obligations	4,746
Deferred income tax liabilities	5,787
$114,775

8. PRODUCTION COSTS
Production costs for the years ended December 31, 2017 and 2016 include the following:

	Year ended December 31, 2017	Year ended December 31, 2016
Operating costs	$287,918	$192,499
Share based payment expense. (note 24(b(ii)))	397	343
Production costs	$288,315	$192,842

9. GENERAL AND ADMINISTRATIVE
General and administrative expenses for the years ended December 31, 2017 and 2016 include the following:

	Year ended December 31, 2017	Year ended December 31, 2016
General and administrative - other	$20,238	$9,137
Severance payments	1,461	1,624
Share based payment expense. (note 24(b(ii)))	3,947	1,230
General and administrative	$25,646	$11,991
Severance payments represent termination and severance payments regarding certain executive changes as a result of restructuring undertaken by the Company in 2017 and 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

10. CARE AND MAINTENANCE EXPENSES

Care and maintenance includes expenses incurred on the Company’s Cosmo Mine in the Northern Territory since June 30, 2017, the Holloway mine which was transitioned to care and maintenance at the beginning of 2017 and the Hislop mine acquired with St Andrew (in care and maintenance as at January 26, 2016, the date of acquisition and on temporary suspension since September 30, 2016). Care and maintenance for the years ended December 31, 2017 and 2016 is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Cosmo mine	$9,587	$—
Holloway mine	2,192	—
Hislop mine	98	80
Care and maintenance	$11,877	$80

11. OTHER INCOME, NET

	Year ended December 31, 2017	Year ended December 31, 2016
Loss on disposal of non core mining interests and plant and equipment (note 18)	($992)	($1,007)
Change in fair value of warrant investments	1,618	—
Realized gain on sale of JDS Silver	793	—
Recognition of deferred premium on flow through shares (note 24(a))	3,070	897
Unrealized and realized foreign exchange (loss) gain, net	(2,209)	429
Other income	1,096	(109)
Other income, net	$3,376	$210

12. FINANCE ITEMS

Finance income and expense for the years ended December 31, 2017 and 2016 includes the following:

	Year ended December 31, 2017	Year ended December 31, 2016
Interest income on bank deposits	$2,111	$843
Finance income	$2,111	$843

Unwinding of discount on convertible debentures (note 22)	$3,349	$4,189
Interest paid on convertible debentures	4,816	6,017
Interest on finance leases and other loans	1,427	603
Finance fees and bank charges	1,611	442
Unwinding of discount on rehabilitation provision (note 23)	1,003	377
Finance expense	$12,206	$11,628

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

13. INCOME TAXES

a)	Income tax expense

A reconciliation of income tax expense for continuing operations and the product of earnings from continuing operations before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Earnings before income taxes	$196,079	$79,767
Computed income tax expense at Canadian statutory rates (25%)	$49,020	$19,942
Non-deductible expenses	6,683	3,697
Foreign tax rate differential	5,484	(491)
Current and deferred Ontario Mining Tax	9,814	8,442
Tax benefit not recognized	—	570
Renouncement of flow through expenditures (note 24(a))	2,990	1,229
Revision in estimates	(1,953)	282
Recognition of previously unrecognized deferred tax assets	(40,471)	—
Withholding tax	7,406	—
Other	(224)	(639)
Income tax expense	$38,749	$33,032
Current income tax expense	44,223	(2,800)
Deferred tax (recovery) expense	($5,474)	$30,232

During the year ended December 31, 2017, the effective tax rate is 19.8% (December 31, 2016 - 42.5%) which is reflective of the recognition of previously unrecognized deferred tax assets.

The Company recognized $40,471 of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. This deferred tax benefit was realized as a result of a change in expected future profits to be realized after a reorganization of the acquired corporate structure.

b)	Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2017 and 2016 are as follows:

As at December 31	2017	2016
Net deferred income tax assets:
Mining interests and plant and equipment	$—	($19,714)
Environmental rehabilitation provision	—	1,806
Financing costs	—	364
Ontario Mining Tax	—	1,911
Loss carry forwards	—	22,179
Inventory	—	40
Other	—	(51)
	$—	$6,535

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at December 31	2017	2016
Net deferred income tax liabilities:
Mining interests and plant and equipment	($197,172)	($127,284)
Environmental rehabilitation provision	15,561	5,054
Financing costs	325	315
Ontario Mining Tax	(22,189)	(15,751)
Discount of convertible debentures	—	(943)
Loss carry forwards	73,134	3,043
Inventory	(5,346)	(3,788)
Investments	(4,076)
Corporate minimum tax credits	2,403
Deferred revenue	(1,583)	(2,043)
Employee provisions	5,069	3,028
Other	229	(245)
	($133,645)	($138,614)

Changes in net deferred tax liabilities for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Balance, beginning of year	($132,079)	($11,030)
Recognised as a result of acquisitions	—	(95,670)
Recognised in net earnings from continuing operations	5,474	(30,233)
Recognized in equity	(3,758)	—
Recognized in discontinued operations	7,224	1,876
Foreign currency translation in other comprehensive income	(10,506)	2,978
Net deferred income tax liabilities, end of year	($133,645)	($132,079)

At December 31, 2017, no deferred tax liabilities have been recognized in respect of the aggregate amount of $7,500 (December 31, 2016 - $83,000) of taxable temporary differences associated with investments in subsidiaries. The Company controls the timing and circumstances of the reversal of these differences, and the differences are not anticipated to reverse in the foreseeable future.

As at December 31, 2017, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

As at December 31	2017	2016
Investments	$—	$308
Investment tax credits	13,072	12,187
Mining interests	11,489	10,712
Australian non-capital loss carryforwards	—	112,779
Provision for reclamation provision and accrued liabilities	—	21,440
Australian royalty tax	306,858	249,577

The temporary differences arising from investment tax credits have an expiry date of 2029 to 2030. The temporary differences arising from mineral properties and Australian royalty tax have an indefinite expiry date.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at December 31, 2017, the Company had the following Canadian and Australian income tax attributes to carry forward:

	Year ended December 31, 2017	Expiry Date

Canada
Non-capital losses	$4,725	2036-2037
Tax basis of mining interests	$164,042	Indefinite
Tax basis of plant of equipment	$50,764	Indefinite
Financing costs	$278	2018-2021
Corporate minimum tax credits	$2,403	2037

Australia
Non-capital losses	$239,813	Indefinite
Tax basis of mining interests	$10,962	Indefinite
Tax basis of plant and equipment	$19,308	Indefinite

14. ACCOUNTS RECEIVABLE

As at December 31	2017	2016
Trade receivables	$4,246	$874
Sales tax and other statutory receivables	10,379	5,765
Other receivables	1,043	842
	$15,668	$7,481

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2017 are past due.

Trade receivables represent the value of gold doré sold as at year end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery, as such there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

15. INVENTORIES

As at December 31	2017	2016
Gold doré	$1,515	$1,265
Gold in circuit	12,814	16,010
Ore stockpiles	6,538	5,581
Supplies and consumables	20,565	18,070
	$41,432	$40,926

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in 2017 and 2016 is $287,918 and $192,499, respectively (note 8). During the year ended December 31, 2017, there were write downs of inventory to net realizable value of $422 related to supplies inventory (December 31, 2016 - $nil). There were no reversals of write downs of inventory to net realizable value during the years ended December 31, 2017 and 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

16. OTHER LONG-TERM ASSETS

As at December 31	2017	2016
Available for sale investments	$100,109	$5,885
Warrant investments	12,754	—
NSR Royalty from Stawell Mine sale (note 6)	1,138	—
Other	679	302
	$114,680	$6,187

Available for sale investments

Changes in the available for sale investments for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Balance, beginning of year	$5,885	$—
Acquisition of investments	69,171	—
Disposition of investments	(5,772)	—
Unrealized gain	30,249	340
Acquired as part of Newmarket acquisition (note 7(a))	—	5,425
Acquired as part of St Andrew acquisition note 7(b)	—	154
Foreign currency translation	576	(34)
Available for sale investments, end of year	$100,109	$5,885

The available for sale and warrant investments include:

Metanor Resources Inc.

On April 21, 2017 and December 19, 2017, the Company acquired 10,357,143 units and 1,915,000 units, respectively of Metanor Resources Inc. (Metanor), a Company listed on the TSX Venture Exchange, at a price of C$0.70 per unit through private placement offerings. Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant entitles the Company to acquire one common share of Metanor at a price of C$0.90 up to 24 months following the initial acquisition of the units. The acquired Metanor common shares are recorded as an available for sale investment and are recorded at fair value.

The purchase prices of the units were $5,370 (C$7,250) and $1,071 (C$1,341), respectively, for the April 21, 2017 and December 19, 2017 purchases. The available for sale investments were recorded at fair value of $4,802 (C$6,483) and $920 (C$1,151) and the warrant investments were recorded at fair value of $568 (C$767) and $151 (C$190), respectively.

The available for sale investment is marked to market at each period end with the change in the value of the investment recorded in other comprehensive income. The Company recorded an unrealized gain of $685 for the year ended December 31, 2017.

The warrant investments are recorded at fair value at each period end with the change in value recorded in net earnings. The Company recorded in other income (loss) unrealized gains of $168 for the year ended December 31, 2017. The warrants were valued using a Black-Scholes option pricing model.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Bonterra Resources Inc.

On June 30, 2017, the Company acquired 17,857,000 common shares of Bonterra Resources Inc. ("Bonterra"), a publicly listed company trading on the TSX Venture Exchange at a price of C$0.50 per share for an aggregate purchase price of $6,878 (C$8,928). The Company acquired the shares pursuant to a private placement financing. The Bonterra shares are recorded as an available for sale investment. The acquired shares were valued at the purchase price at the date of acquisition at $6,878 (C$8,928). The Company recorded an unrealized gain of $1,140 for the year ended December 31, 2017.

JDS Silver Holdings Inc.

At December 31, 2016, the Company owned 4,698,219 common shares of JDS Silver Holdings Inc., ("JDS Silver"), a private company, valued at $4,200 (C$5,639) or C$1.20 per share. The shares of JDS Silver were acquired as part of the Newmarket transaction. In July 2017, the Company purchased an additional 1,804,489 shares for C$1,083 (C$0.60 per share). On October 17, 2017, pursuant to an arrangement agreement dated September 10, 2017 (the "JDS Silver Arrangement"), JDS Silver sold all of their issued and outstanding common shares to Coeur Mining Inc. ("Coeur").

On October 17, the Company received 198,217 shares of Coeur at a value of $7.46 per share and cash of $4,608 (C$5,815) in exchange for 6,502,708 common shares of JDS Silver. On exchange of the shares, the Company recorded a gain of $793 (C$1,008) in net earnings.

The Coeur shares have been designated as available for sale. During the year ended December 31, 2017, the Company recorded an unrealized gain of $4 on the common shares of Coeur which is recorded in other comprehensive income.

Novo Resources Corp.

In August 2017, the Company acquired 11,830,268 common shares of Novo Resources Corp. (Novo), a publicly listed company trading on the TSX Venture Exchange, from Newmont Canada FN Holdings ULC (Newmont) at a price of C$1.60 per Novo share for a total cost of $15,121 (C$18,928).

In September 2017, the Company acquired 14,000,000 units of Novo at a price of C$4.00 per unit through a private placement offering for aggregate proceeds of $45,855 (C$56,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the Company to acquire one common share of Novo at a price of C$6.00 until September 6, 2020. The warrants are subject to an accelerated expiry whereby, from September 6, 2018 until September 6, 2020, if the daily high trading price of Novo's common shares exceeds $12.00 for a period of 20 consecutive trading days, Novo may provide notice of early expiry and the warrants will expire 30 days thereafter. The Company retains an anti-dilution right and the right to appoint a nominee to the Board of Novo. The Novo common shares are held as an available for sale investment. The purchase price was $45,855 (C$56,000) for the units, and fair value of $35,996 (C$43,960) was ascribed to the available for sale investment and $9,859 (C$12,040) to the warrants.

As of December 31, 2017, the Company owns 25,830,268 common shares and 14,000,000 warrants of Novo.
The available for sale investment is recorded at fair value at each period end with the change in value being recorded in other comprehensive income. The Company recorded an unrealized gain of $25,857 for the year ended December 31, 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The warrants are recorded at fair value at each period end with the change in value recorded in net earnings. The Company recorded in other income an unrealized gain of $1,267 for the year ended December 31, 2017. The warrants were valued using the Up and Out Barrier option pricing method.

De Grey Mining Limited

On November 30, 2017, the Company closed a private placement financing with De Grey Mining Limited ("De Grey"), a publicly listed company trading on the Australian Stock Exchange and acquired 33,333,333 units of De Grey at a price of A$0.15 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the Company to acquire one common share at an exercise price of A$0.20 until November 30, 2019. The De Grey common shares are held as an available for sale investment.

The purchase price of the units was $3,843 (C$4,932) and fair value of $2,747 (C$3,670) was ascribed to the common shares available for sale and $1,096 (C$1,263) to the warrants.

The available for sale investment is recorded at fair value at each period end with the change in value being recorded in other comprehensive income. The Company recorded an unrealized gain of $1,236 for the year ended December 31, 2017.

The warrant investments are recorded at fair value at each period end with the change in value recorded in net earnings. The Company recorded in other income, an unrealized gain of $183 for the year ended December 31, 2017. The warrants were valued using a Black-Scholes option pricing model.

17. RESTRICTED CASH

As at December 31	2017	2016
Cash collateral relating to rehabilitation performance guarantees	$20,414	$19,019
Other restricted cash	1,779	1,023
	$22,193	$20,042
Movements in the restricted cash balances for the years ended December 31, 2017 and 2016 are as follows:

As at December 31	2017	2016
Balance at beginning of year	$20,042	$—
Additions	680	229
Foreign currency translation	1,471	187
Acquired as part of Newmarket acquisition (note 7(a))	—	19,369
Acquired as part of St Andrew acquisition note 7(b)	—	8,103
Replaced with surety bonds	—	(7,846)
Restricted cash, end of year	$22,193	$20,042

Cash collateral related to rehabilitation performance guarantees includes $20,414 (A$26,125) for performance guarantees provided by the Company to the State of Victoria and Northern Territory governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements in Australia.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

18. MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2017	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
At January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	95,643	212	95,855	69,755	165,610
Construction in progress, net of transfers to plant and equipment	—	—	—	1,405	1,405
Fair value of shares issued for IBA, amortized over life of mine (note 24(a))	10,686	—	10,686	—	10,686
Change in environmental closure assets (estimate and discount rate)	8,109	30	8,139	—	8,139
Disposals	(208)	(30,199)	(30,407)	(18,196)	(48,603)
Foreign currency translation	57,725	10,408	68,133	23,682	91,815
Cost at December 31, 2017	$864,385	$116,285	$980,670	$375,571	$1,356,241
Accumulated depreciation and depletion
At January 1, 2017	$95,410	$—	$95,410	$55,735	$151,145
Depreciation	140	—	140	42,201	42,341
Depletion	108,403	—	108,403	—	108,403
Disposals	(338)	—	(338)	(9,861)	(10,199)
Foreign currency translation	9,825	—	9,825	5,417	15,242
Accumulated depreciation and depletion at December 31, 2017	$213,440	$—	$213,440	$93,492	$306,932
Carrying value at December 31, 2017	$650,945	$116,285	$767,230	$282,079	$1,049,309

Year ended December 31, 2016	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
At January 1, 2016	$198,162	$41,530	$239,692	$121,325	$361,017
Additions, including transfer from construction in progress	58,007	216	58,223	27,587	85,810
Construction in progress, net of transfers to plant and equipment	—	—	—	3,748	3,748
Buyback of royalty	30,669	—	30,669	—	30,669
Acquisition of St Andrew Goldfields note 7(b)	44,007	—	44,007	50,245	94,252
Acquisition of Newmarket Gold note 7(a)	352,359	95,076	447,435	102,140	549,575
Change in environmental closure assets (estimate and discount rate)	10,366	44	10,410	—	10,410
Disposals	(130)	—	(130)	(9,523)	(9,653)
Foreign currency translation	(1,010)	(1,032)	(2,042)	3,403	1,361
Cost at December 31, 2016	$692,430	$135,834	$828,264	$298,925	$1,127,189
Accumulated depreciation and depletion
At January 1, 2016	$58,054	$—	$58,054	$41,866	$99,920
Depreciation	—	—	—	20,287	20,287
Depletion	36,079	—	36,079	—	36,079
Disposals	(130)	—	(130)	(7,597)	(7,727)
Foreign currency translation	1,406	—	1,406	1,179	2,585
Accumulated depreciation and depletion at December 31, 2016	$95,410	$—	$95,410	$55,735	$151,145
Carrying value at December 31, 2016	$597,020	$135,834	$732,854	$243,190	$976,044

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Mining Interests
Depletable mining interests at December 31, 2017 and 2016 includes carrying value of the assets for the producing mines in Canada for $303,210 and $257,508, respectively (Macassa Mine and Holt Complex and related mills, with the Holt complex acquired in January 26, 2016) and Australia for $347,735 and $339,512, respectively (Fosterville and Cosmo mines (in the Northern Territory) and respective mills, acquired on November 30, 2016), with the remainder of the change from the date of acquisition due to foreign exchange impact.
Non-depletable mining interests at December 31, 2017 and 2016 includes $46,245 and $43,026, respectively for the carrying value of previously acquired interest in exploration properties around the Company’s Macassa Mine in Canada, with the change in value related primarily to impact of foreign exchange; and $70,234 and $92,807, respectively for the carrying value of various acquired exploration properties in Australia, with the remainder of the change from the date of acquisition due to foreign exchange impact.
On November 3, 2016, the Company acquired 1% of the 2.5% net smelter return royalty on the Macassa property from Franco‑Nevada Canada Holdings Corp. for a cash payment of $30,669.
Plant and Equipment
Plant and equipment at December 31, 2017, includes $1,405 of construction in progress (December 31, 2016 - $3,748). Plant and equipment also includes costs of $72,307 (December 31, 2016 - $47,635) and accumulated depreciation of $17,883 (December 31, 2016 - $10,682) related to capital equipment and vehicles under finance leases (note 20).

During the year ended December 31, 2017 the Company disposed of certain old equipment for cash proceeds of $1,621 and recognized a loss of $992 (year ended December 31, 2016 – proceeds of $749 and loss of $1,926).

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2017	2016
Trade payable and accrued liabilities	$69,155	$57,897
Payroll and government remittances	15,591	14,179
	$84,746	$72,076

Accounts payable are non-interest bearing and are generally due within 30 days or payable on demand.
The fair value of accounts payable and accrued liabilities approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractor services.

20. FINANCE LEASES
Finance leases and other loans at December 31, 2017 and 2016 include the obligations of the Company under various equipment and vehicle finance leases; the finance leases expire between January 31, 2018 and December 31, 2021 and reflect interest between 2.97% and 4.95%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets.

The following schedule outlines the total minimum payments due for the finance lease obligations over their remaining terms as at December 31, 2017 and 2016:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

	Year ended December 31, 2017	Year ended December 31, 2016
Not later than one year	$17,570	$13,531
Later than one year and not later than five years	23,031	15,947
Less: Future finance charges	(2,026)	(1,444)
Present value of minimum lease payments	$38,575	$28,034
Less: Current portion	(16,358)	(12,877)
Non-current portion	$22,217	$15,157
Lease facilities
The Company has credit facilities for a maximum of $70,925 (C$54,549 and A$35,000, respectively) which are comprised entirely of equipment lease facilities. The amounts financed under the lease facilities are secured with the equipment under the respective lease facilities. The fair value of the finance leases as at December 31, 2017, was $38,686 (December 31, 2016 - $26,777), which has been determined using the contractual market cash flows and market rates of interest between 3.65% and 4.77% (December 31, 2016 - range of 3.15% - 4.15%).
At December 31, 2017, $36,829 was drawn under the (C$30,864 and A$15,579) lease facilities (December 31, 2016 - C$10,834). Amounts drawn under the equipment lease facilities are subject to separate lease agreements with a maximum term of 48 months and interest rates which are variable depending on when the finance leases are entered into; all obligations under these agreements are included in the finance lease liability at December 31, 2017 and 2016.

21. SHARE BASED LIABILITIES

On January 1, 2017, the Board approved a deferred share unit plan (the “DSU Plan”) for non-executive directors of the Company. On May 4, 2017 shareholders of the Company approved the DSU Plan which provides that on the date the director ceases to be a director of the Company (the “Separation Date”), the director will be entitled to receive either a cash payment, Common Shares or some combination thereof, equal to the five-day volume weighted average trading price of the Company’s Common Shares on the TSX immediately prior to the Separation Date.

As a result of the Arrangement with Newmarket, the Company assumed phantom share units previously granted to certain Australian employees of Newmarket. Each of the phantom share units entitles the holder to a cash payment on exercise based on the market value of the Company’s shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of DSUs and phantom share units outstanding during the years ending December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017		Year ended December 31, 2016
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year,	40,356	185,037	—	—
Granted	103,600	—	70,623	—
Assumed with the Newmarket transaction	—	—	—	261,493
Redeemed	(12,950)	(90,037)	(30,267)	(40,831)
Cancelled	—	—	—	(35,625)
Balance at end of year	131,006	95,000	40,356	185,037

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Changes in the share based liabilities during the years ending December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Opening liability	$436	$—
Phantom share unit liability assumed with Newmarket transaction	—	382
Share based payment expense	2,222	391
Redeemed DSUs and phantom share units (cash payments)	(605)	(310)
Foreign currency translation	63	(27)
Total share based payment liability	$2,116	$436
Current portion of share based liability	$1,898	$—
Long term share based liability	$218	$436

22. CONVERTIBLE DEBENTURES

	Year ended December 31, 2017	Year ended December 31, 2016
Carrying amount, beginning of period	$84,961	$78,807
Redemption of convertible debentures	(44,034)	(466)
Conversion of convertible debentures	(48,559)	—
Unwinding of discount	3,349	4,189
Foreign currency translation	4,283	2,431
Carrying amount, end of year	$—	$84,961
Current portion	—	84,961
Long term balance	$—	$—

On June 30, 2017, the Company redeemed all debentures outstanding under the July 19, 2012 convertible debenture issuance for cash consideration of $43,779 (C$56,837). The debentures redeemed represented the outstanding debentures of a C$57,500 private placement of convertible unsecured subordinated debentures (6% debentures) completed on July 19, 2012. The debentures bore interest at 6% per annum, payable semi-annually. During the year ended December 31, 2017, $1,313 (C$1,705) of interest related to these debentures was paid (year ended December 31, 2016 - $2,584 (C$3,414)). Subsequent to the redemption of the 6% debentures, the amount of $6,564 that was recorded in a component of shareholder's equity was reallocated to share capital.

As at December 31, 2017, there were no debentures outstanding under the November 7, 2012 issuance. During December 2017, debenture holders elected to convert $48,559 (C$61,724) at a conversion price of $13.70 per share, being a conversion rate of 72.9927 common shares for each $1,000 in principal held. As a result, the Company issued an aggregate of 4,505,393 common shares. In addition, the Company paid an aggregate amount of $255 (C$324) in cash with respect to the outstanding debentures not converted. The debentures converted or redeemed represented the outstanding debentures of a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bore interest at 7.5% per annum, payable semi‑annually. During the year ended December 31, 2017, $3,503 (C$4,467) of interest related to these debentures was paid (year ended December 31, 2016 - $3,523 (C$4,656)). Subsequent to the conversion of the 7.5% debentures, the amount of $9,110 recorded in a component of shareholder's equity was reallocated to share capital.

As at December 31, 2017, the principal outstanding under the debentures is $nil (December 31, 2016 – $88,546 (C$118,885)). The fair value of the debentures as at December 31, 2017 was $nil (December 31, 2016 ‑ $91,432 (C$122,761)), determined based on the market price of the debentures at year end.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

		Year ended December 31, 2017
		Changes from financing cash flows		Other changes
	Balance as at January 1, 2017	Repurchase of debentures	Interest paid	Interest expense	Conversions	Unwinding of discount	Foreign currency translation	Balance as at December 31, 2017
Long-term debt	$84,961	($44,034)	($4,816)	$4,816	($48,559)	$3,349	$4,283	$—

		Year ended December 31, 2016
		Changes from financing cash flows		Other changes
	Balance as at January 1, 2016	Repurchase of debentures	Interest paid	Interest expense	Conversions	Unwinding of discount	Foreign currency translation	Balance as at December 31, 2016
Long-term debt	$78,807	($466)	($6,017)	$6,017	$—	$4,189	$2,431	$84,961

23. PROVISIONS

As at December 31	2017	2016
Environmental rehabilitation provision	$54,429	$55,971
Long service leave	6,356	5,812
Other	—	186
Total provisions	$60,785	$61,969
Current provisions	19,133	20,975
Long term balance	$41,652	$40,994

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

Changes in the environmental rehabilitation provision for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Balance, beginning of period	$55,971	$4,753
Change in estimates	8,927	10,266
Disposition of Stawell	(5,482)	—
Assumed with business combinations (note 7)	—	41,300
Site closure and reclamation costs paid	(10,212)	(403)
Unwinding of discount on rehabilitation provision	1,003	377
Foreign currency translation	4,222	(322)
Balance, end of the period	$54,429	$55,971
Current portion	13,946	16,397
Long term balance	$40,483	$39,574

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

During 2017, the Company completed additional reclamation work in the amount of $6,676, of which $10,427 (C$14,000), was included in the current provision at December 31, 2016.

Assumptions used in valuing the environmental provision as at December 31, 2017 and 2016 are as follows:

As at December 31, 2017	Estimated Closure Period	Inflation Rate	Risk free rate	Undiscounted estimated closure costs
Canadian Operations
Macassa Mine Complex	2034 - 2074	2%	2.45%-2.51%	$13,727
Holt Complex	2019 - 2039	2%	1.59%-2.51%	$11,152
Australian Operations
Fosterville Gold Mine	2022	3%	2.30%	$8,238
Northern Territory Operations	2023	3%	2.04% - 2.61%	$30,655

As at December 31, 2016	Estimated Closure Period	Inflation Rate	Risk free rate	Undiscounted estimated closure costs
Canadian Operations
Macassa Mine Complex	2017, 2030	2%	2.14% - 2.40%	$18,068
Holt Complex	2018 - 2023	2%	4%	$8,716
Australian Operations
Fosterville Gold Mine	2021	2.50%	2.32%	$8,570
Northern Territory Operations	2022	2.50%	1.96%	$22,495
Stawell Mine	2019	2.50%	1.96%	$5,978

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and the probability of expected future service and earnings. As at December 31, 2017, the total accrued long service leave was $6,356, of which $5,187 is included in the current provision (December 31, 2016 - $5,812 and $4,391, respectively).

24. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at December 31, 2017, the Company had 210,944,884 common shares outstanding (December 31, 2016 - 203,031,934).

During the year ended December 31, 2017, the Company issued an aggregate of 4,505,393 common shares upon the conversion of the 7.5% debentures (see note 22).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

During the year ended December 31, 2017, the Company issued an aggregate of 7,351,060 common shares upon the exercise of 5,739,722 stock options, 1,608,982 PSUs and 2,356 warrants.

On May 15, 2017, the TSX approved the Company’s Normal Course Issuer Bid ("NCIB") to purchase up to 15,186,571 common shares of the Company, representing 10% of the issued and outstanding common shares in the public float as of May 11, 2017. Repurchases of common shares pursuant to the NCIB are permitted from May 17, 2017 until May 16, 2018, or such earlier time as the NCIB is completed or terminated by the Company. During the year ended December 31, 2017, the Company purchased 5,443,400 shares for cancellation under the NCIB, for $60,143 (C$76,536). All common shares repurchased were legally cancelled and are recorded as a reduction of share capital in the Consolidated Statements of Changes in Equity.

On May 12, 2017, the Company issued 1,500,000 common shares to two First Nations as part of an Impact and Benefits Agreement ("IBA") (note 18).

On July 14, 2017 and October 16, 2017, the Company paid a quarterly dividend of C$0.01 per common share in the amounts of $1,623 (C$2,107) and $1,658 (C$2,076), respectively. On December 15, 2017, the Company declared a quarterly dividend of C$0.02 per common share that was paid on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017. The Company accrued $3,372 (C$4,219) as at December 31, 2017 related to the declared dividend with the corresponding reduction in retained earnings.

In 2016, the Company raised gross proceeds of $16,740 (C$22,000) by issuing flow through common shares under two private placements (691,700 flow through common shares at a price of C$10.12 per common share issued in June 2016 and 1,047,340 flow-through common shares at a price of C$14.32 per common share issued in December 2016). The number of common shares issued are stated on a post-consolidation basis. The net proceeds of $16,679 (C$21,885) were recorded as share capital of $12,794 (C$16,748) and deferred premium liability of $3,885 (C$5,137); the deferred premium is recognized as other income as the Company incurs Canadian exploration eligible flow through expenditures (CEE). During the year ended December 31, 2017, $3,070 of amortized deferred premium was recognized in other income (December 31, 2016 - $897).

As at December 31, 2017, C$22,000 of CEE was spent in relation to the flow-through financings (C$6,484 to December 31, 2016).

Changes in the deferred premium liability as at December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Balance at beginning of year	$2,943	$—
Deferred premium liability on flow through share issuances	—	3,885
Recognition of deferred premium liability	(3,070)	(897)
Foreign currency translation	127	(45)
	$—	$2,943

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

(b)	RESERVES

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Stock options

Pursuant to the terms of the Arrangement entered into between Old Kirkland Lake and Newmarket (note 7), the Newmarket stock option plan (the “Stock Option Plan”) superseded the Old Kirkland Lake stock option plans, however, awards outstanding under Old Kirkland Lake (the “Old Kirkland Stock Option Plan”) prior to November 30, 2016, continue to be governed by the terms of the Old Kirkland Stock Option Plan. The Stock Option Plan provides for the issuance of stock options to eligible participants to employees, directors, or officers of the Company and any of its subsidiaries or affiliates, consultants, and management employees. On May 4, 2017, shareholders of the Company approved certain amendments to the Stock Option Plan, including changing the Stock Option Plan to a “rolling plan”. Accordingly, the aggregate number of common shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan and all other security based compensation plans must not exceed 5.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting any stock options. In accordance with the terms of the Stock Option Plan: (i) the exercise price of a stock option granted shall be determined by the Company's Board but in any event, shall not be less than the closing price of the common shares trading on the TSX on the date of grant; (ii) stock options shall have a maximum term of five years; and (iii) will generally be terminated ninety days after a participant ceases to be an officer, director, employee or consultant of the Company.

During the year ended December 31, 2017 the Company did not grant any stock options.

Changes in stock options during the years ended December 31, 2017 and 2016 were as follows:

	Year ended December 31, 2017		Year ended December 31, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	7,514,307	$4.60	3,920,800	$5.85
Granted	—	—	30,000	5.31
Assumed on St Andrew acquisition	—	—	1,566,876	6.86
Assumed on Newmarket arrangement	—	—	4,625,161	3.52
Exercised	(5,739,722)	3.91	(2,173,306)	3.51
Expired	(235,269)	13.95	(448,224)	17.52
Forfeited	(40,001)	4.96	(7,000)	6.83
Stock options outstanding, end of year	1,499,315	5.80	7,514,307	4.60
Stock options exerciseable, end of year	1,332,460	$6.01	7,180,808	$4.73

The weighted average fair value of the share options granted under the Old Kirkland Lake Stock Option Plan during the year ended December 31, 2017 is C$nil per share (year ended December 31, 2016 – C$2.43). Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility the Company and the mining industry.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The fair value of options granted under the Old Kirkland Lake Plan during the year ending December 31, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31, 2016
Weighted average exercise price per share	C$5.31
Risk-free interest rate	0.45%
Expected volatility	67%
Expected life	3.91 years
Expected dividend yield	0%
Expected forfeiture rate	5.45%
Weighted average per share grant date fair value	C$2.43

Options assumed with the business combinations in 2016 were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumed on the	St Andrew Acquisition	Newmarket Arrangement
Exercise price per share	C$6.86	C$3.52
Risk-free interest rate	0.72%	0.55%
Weighted average per share grant date fair value	1.86	4.06
Expected volatility	60%	40%
Expected life	3.98 years	0.50 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Stock Options Exercised
The following table outlines share options exercised during the year ended December 31, 2017:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$1.11 - $7.81	1,804,842	January 1, 2017 - March 31, 2017	$9.87
$0.86 - $7.81	2,791,059	April 1, 2017 - June 30, 2017	$10.13
$2.11 - $7.81	720,018	July 1, 2017 - September 30, 2017	$14.72
$2.91 - $15.11	423,803	October 1, 2017 - December 31, 2017	$17.39
	5,739,722		$11.16
For the year ended December 31, 2016:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$2.99-$6.83	1,196,035	January 1, 2016 to March 31, 2016	$8.79
$2.99-$6.83	569,607	April 1, 2016 to June 30, 2016	$10.88
$2.99-$6.83	366,998	July 1, 2016 to September 30, 2016	$11.25
$3.16 - $5.81	40,666	October 1, 2016 to December 31, 2016	$9.13
	2,173,306		$9.76
Other equity based instruments

On January 1, 2017, the Board approved a long-term incentive plan (the “Long Term Incentive Plan” or “LTIP”) that

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. On May 4, 2017, shareholders of the Company approved amendments to the LTIP to provide the Company with the ability, at the discretion of the Company's Board of Directors to issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. The maximum number of common shares made available for issuance under the LTIP shall not exceed: (i) such number of common shares as would, when combined with all other common shares subject to grants under DSUs, RSUs and PSUs of the Company, be equal to 2% of the common shares then outstanding; and (ii) such number of common shares as would, when combined with all other common shares of the Company, be equal to 5.5% of the common shares outstanding from time to time.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the Company's underlying shares.

Movements in the number of the PSUs and RSUs for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017		Year ended December 31, 2016
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	1,707,571	108,589	—	—
Granted	309,637	326,694	137,272	157,272
Assumed with the Newmarket arrangement	—	—	1,620,857	—
Cancelled	(61,041)	(66,041)	(16,767)	(26,767)
Redeemed	(1,613,961)	(4,979)	(33,791)	(21,916)
Balance, end of year	342,206	364,263	1,707,571	108,589

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and transaction costs (expense related to the vesting of certain officers of the Company terminated upon completion of the Newmarket arrangement).

	Year ended December 31, 2017	Year ended December 31, 2016
RSU and PSU share based payment expense	$1,969	$367
RSU and PSU cash payments	65	106
Stock options share based payment expense	88	846
Equity based instruments share based payment expense	$2,122	$1,319
Cash settled instruments share based payment expense (note 21)	$2,222	$391
Total share based payment expense	$4,344	$1,710

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the years ended December 31, 2017 and 2016 is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
General and administrative	$3,947	$1,230
Transaction costs	—	137
Production costs	397	343
Total share based payment expense	$4,344	$1,710

(iii)	Basic and diluted income per share
Basic and diluted income per share for the years ended December 31, 2017 and 2016 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2017 and 2016 includes the impact of certain outstanding options, PSUs and RSUs. The impact of the outstanding convertible debentures is not included in the calculation for the year ended December 31, 2016 as the impact would be anti-dilutive.

	Year ended December 31, 2017	Year ended December 31, 2016
Earnings from continuing operations	$157,330	$46,734
Loss from discontinued operations (note 6)	(24,904)	(4,627)
Net earnings	132,426	42,107
Weighted average basic number of common shares outstanding (in '000s)	207,436	121,172
Basic earnings per share from continuing operations	0.76	0.39
Basic loss per share from discontinued operations	($0.12)	($0.04)
Basic earnings per share	$0.64	$0.35
Weighted average diluted number of common shares outstanding (in '000s)	208,628	123,889
Diluted earnings per share from continuing operations	$0.75	$0.38
Diluted loss per share from discontinued operations	($0.12)	($0.04)
Diluted earnings per share	$0.63	$0.34

Weighted average diluted number of common shares for years ended December 31, 2017 and 2016 is calculated as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Weighted average basic number of common shares outstanding (in '000s)	207,436	121,172
In the money shares - share options (in '000s)	972	2,478
In the money shares - RSUs (in '000s)	220	239
Weighted average diluted number of common shares outstanding	208,628	123,889

The following items were excluded from the computation of weighted average shares outstanding for the year ended December 31, 2017 and 2016 as their effect would be anti-dilutive:

	Year ended December 31, 2017	Year ended December 31, 2016
Share options (in '000s)	527	5,036
RSUs and PSUs (in '000s)	486	1,577
Convertible debentures (in '000s)	—	8,503

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

25. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2017, the Company’s cash balance of $231,596 (December 31, 2016 – $234,898) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Change in non-cash working capital
Decrease (increase) in accounts receivable	($7,468)	$1,372
Decrease (increase) in inventory	6,291	9,589
Decrease (increase) in prepaid expenses and current assets	(3,740)	(2,286)
Decrease (increase) in accounts payable and accrued liabilities	9,276	28,679
	$4,359	$37,354

Investing and financing non-cash transactions
Plant and equipment acquired financed through finance lease	$24,963	$15,864

26. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

As a result of the acquisitions of Newmarket and St. Andrew in 2016, the Company now operates multiple gold mines in Canada and Australia, including the Macassa Mine complex and Holt Complex in Northern Ontario, Canada, the Fosterville Mine and Northern Territory (which includes the Cosmo mine) in Australia. The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the years ended December 31, 2017 and 2016 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at and for the year ended December 31, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$247,104	$145,892	$327,055	$27,444	$—	$747,495
Production costs	(102,743)	(77,299)	(70,906)	(37,367)	—	(288,315)
Royalty expense	(5,377)	(9,586)	(6,433)	—	—	(21,396)
Depletion and depreciation	(38,015)	(22,576)	(82,589)	(5,473)	(2)	(148,655)
Earnings (loss) from mine operations	100,969	36,431	167,127	(15,396)	(2)	289,129
Expenses
General and administrative	—	—	—		(25,646)	(25,646)
Transaction costs	—	—	—	—	(397)	(397)
Exploration and evaluation	(10,756)	(7,780)	(21,400)	(8,475)	—	(48,411)
Care and maintenance	—	(2,290)	—	(9,587)	—	(11,877)
Earnings (loss) from operations	90,213	26,361	145,727	(33,458)	(26,045)	202,798
Other income (loss)						3,376
Finance items
Finance income						2,111
Finance costs						(12,206)
Earnings before taxes from continuing operations						196,079

Expenditures on:
Mining interest	$28,079	$17,226	$34,641	$5,697	$—	$85,643
Plant and equipment	14,324	9,939	20,105	1,829	—	46,197
Total capital expenditures	$42,403	$27,165	$54,746	$7,526	$—	$131,840

Total assets	$562,752	$92,168	$433,385	$140,036	$257,459	$1,485,800
Total liabilities	$117,119	$46,348	$116,929	$34,953	$12,855	$328,204

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

As at and year ended December 31, 2016 (1)
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$213,496	$159,237	$22,950	$7,657	$—	$403,340
Production costs	(91,279)	(80,129)	(14,637)	(6,797)	—	(192,842)
Royalty expense	(5,070)	(9,999)	(483)	—	—	(15,552)
Depletion and depreciation	(31,345)	(18,077)	(8,326)	(1,217)	(5)	(58,970)
Earnings (loss) from mine operations	85,802	51,032	(496)	(357)	(5)	135,976
Expenses
General and administrative	—	—	—	—	(11,991)	(11,991)
Transaction costs	—	—	—	—	(17,746)	(17,746)
Exploration and evaluation	(8,621)	(5,881)	(346)	(969)	—	(15,817)
Care and maintenance	—	(80)	—	—		(80)
Earnings (loss) from operations	77,181	45,071	(842)	(1,326)	(29,742)	90,342
Other income (loss)						210
Finance items
Finance income						843
Finance costs						(11,628)
Earnings before taxes from continuing operations						79,767

Expenditures on:
Mining interest	$33,551	$21,590	$2,862	$178	$—	$58,181
Plant and equipment	7,616	6,646	539	472	—	15,273
Total capital expenditures	$41,167	$28,236	$3,401	$650	$—	$73,454

Total assets	$437,312	$200,580	$80,618	$67,708	$512,476	$1,298,694
Total liabilities	$177,360	$39,943	$23,602	$27,274	$124,601	$392,780
Information as at and for the year ended December 31, 2016 has been restated to exclude the Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 6).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The following table shows metal sales and non-current assets by geographic region:

	Metal sales		Non-current assets
	Years ended December 31,		As at December 31,
	2017	2016	2017	2016
Geographic information
Australia	$354,498	$30,607	$555,241	$551,387
Canada	$392,997	$372,733	$630,941	$457,421
Total	$747,495	$403,340	$1,186,182	$1,008,808

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Total
December 31, 2017
Customer
1	$—	$—	$326,447	$—	$326,447
2	92,387	55,893	—	—	148,280
3	91,778	51,102	—	—	142,880
					617,607
% of total sales					83%

For the year ended	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Total
December 31, 2016
Customer
1	$58,978	$36,837	$—	$—	$95,815
2	68,203	24,244	—	—	92,447
3	—	77,297	—	—	77,297
					265,559
% of total sales					66%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in years 2017 and 2016.

27. CAPITAL RISK MANAGEMENT
The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and convertible debentures.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

The Company’s capital at December 31, 2017 and 2016 is as follows:

As at December 31	2017	2016
Share capital	$951,184	$900,389
Equity portion of convertible debentures	—	15,674
Reserves	33,122	49,997
Accumulated other comprehensive income	36,078	(71,585)
Retained earnings	137,212	11,439
Liability portion of convertible debentures (note 22)	—	84,961
	$1,157,596	$990,875

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

28. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2017 and 2016 are as follows:

As at December 31	2017	2016
Financial Assets
At fair value through profit or loss
Warrant investments	$12,754	$—

Loans and receivables, measured at amortized cost
Cash	$231,596	$234,898
Restricted cash	$22,193	$20,042
Accounts receivable (not including sales taxes)	$5,289	$1,716
	$259,078	$256,656

Available for sale, measured at fair value through Other Comprehensive Income
Investments in equity securities of public and private companies	$100,109	$5,885

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$84,746	$72,076
Finance leases	$38,575	$28,034
Convertible unsecured debentures	$—	$84,961

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at December 31	2017	2016
Level 1
Available for sale investments - publicly traded (note 16)	$100,109	$1,686

Level 2
Warrant investments	$12,754	$—

Level 3
Available for sale investments - privately held (note 16)	$—	$4,199

Financial instruments risks factors

The Company is exposed to financial risks sensitive to changes in share prices, share price volatility, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2017 and December 31, 2016, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2017, the Company had a net working capital of $169,146 (December 31, 2016 - $92,307), including cash of $231,596 (December 31, 2016 - $234,898).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

The contractual cash flow requirements of the Company as at December 31, 2017 are as follows:

As at December 31, 2017
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$84,746	$84,746	$—	$—	$—
Finance lease payments	42,267	18,480	23,787	—	—
Office rent and other obligations	5,558	1,643	2,230	1,509	176
Income taxes payable	8,337	8,337	—	—	—
	$140,908	$113,206	$26,017	$1,509	$176

Market risk

(a)	Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company’s presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2017	$0.80	$0.78
Average US dollar exchange rate during the year ended December 31, 2017	$0.77	$0.77
Closing US dollar exchange rate at December 31, 2016	$0.74	$0.72
Average US dollar exchange rate during the year ended December 31, 2016	$0.75	$0.74

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2017. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased the Company’s net earnings by the amounts shown in the table below. A 10 percent weakening of the US dollar against the said foreign currencies would have had the equal but opposite effect as at December 31, 2017.

USD$
Total foreign currency net financial assets in US$ (a)	$190,194
Impact of a 10% variance of the US $ on net earnings	$18,475
(a) Includes financial assets and financial liabilities denominated in United States Dollars

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

(b)    Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the Consolidated Statement of Operations. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

(c) Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the available for sale and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2017, the impact of a 10% increase or decrease in the share prices of the available for sale and warrant investments would have resulted in an increase or decrease, respectively in unrealized gains, of $9,377 that would have been included in other comprehensive income and $3,052 in net earnings.

29. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Officer salaries and short-term benefits	$6,405	$1,463
Share based payment expense	3,173	1,799
Directors fees	553	522
Severance payments	1,461	1,624
	$11,592	$5,408
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

30. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

–
A 1.5% NSR royalty payable to Franco-Nevada Corporation (“FNV”) on production from the Company’s Macassa property. The previous royalty amount of 2.5% was reduced in 2016 when the Company exercised its option to buy back 1% of the Macassa royalty for $30,532.

–	For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine, payable as applicable quarterly to Centerra Gold.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(in thousands of United States Dollars, except per share amounts and number of shares, options and warrants)

–
A 1% NSR on production from the Taylor mine payable to FNV; a sliding scale NSR linked to gold price for the Holt and Holloway mines with the NSR paid for 2017 between 7% and 8% for Holloway and 10% for Holt.

–	A 0.5% NSR on production from the Macassa, Taylor, Holt and Holloway mines to the First Nations identified in the IBA.

–
A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

–
The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at December 31, 2017, approximately 1,308,962 ounces of gold had been treated in the plant (December 31, 2016 - 1,126,840 ounces).